Mr. Larry Spirgel

Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

November 2, 2012

Re: Virgin Media Inc.

Form 10-K for the Year Ended December 31, 2011

Filed February 21, 2012

File No. 000-50886

Dear Mr. Spirgel,

We appreciate having had the further opportunity to discuss with your colleagues, Kathleen Krebs and Jonathan Groff, the reasons why we consider that disclosure of information regarding our historical targets in relation to net cable customer additions (net adds), as well as churn and average revenue per user (ARPU), would cause us competitive harm.  The purpose of this letter is to confirm that discussion and set out the analysis in somewhat greater detail.

We operate in the United Kingdom in a concentrated and highly competitive telecommunications sector with our competitors selling a range of competing products (broadband, television, and fixed and mobile telephony, or so-called “triple” or “quad” play).  Two of our most significant competitors, BT plc (BT) and British Sky Broadcasting Group plc (BSkyB) have been found to have market dominance in relevant parts of the sector.  The U.K. telecommunications sector is substantially mature, and in most cases customers gained by one competitor have been lost by another.

Virgin Media is unique in that, as a result of our historic investment in cable, we are not wholly dependent on the wholesale regulated products provided by BT.  All other competitors need to use the BT wholesale network to provide broadband and fixed telephony services.  As a result, we are able to be more flexible with respect to volume and/or price “levers” compared to our competitors.  Our ability to do so in ways that our competitors may not anticipate is an important element in our competitive strategy and helps us to counter market dominance.

Each of the leading telecommunications operators has detailed models that reflect the impact of changes in pricing and bundling of products, changes in product mix, anticipated competitor behavior and other matters on volumes and revenue and profit maximization.  Each competitor seeks to maximize revenues and profits through the operation of these models and the management of the levers that drive them.  These models, and management’s views as to the levers, are highly confidential.

Market participants adjust their own market strategies based on the public actions of their competitors and the results of that behavior, which can be seen in the market place and in the reported results of their competitors.  While some of the key data points, such as historical decisions of competitors and their impact on their metrics such as net adds, churn and ARPU, become public, at least retrospectively, other data points are not public.

In particular, while market participants can see what their competitors have achieved and can adjust their models accordingly, they are not able to see what their competitors intended to achieve and how they may have modified their behavior in response to competitive pressures and market conditions.  This information, which is not publicly available, is an important part of the picture in a concentrated market.

In particular, one of the sets of data points that our competitors do not make public, and that we have not historically made public, are our initial annual targets for key metrics such as net adds (i.e., volumes), churn (also relevant to volumes) and ARPU (reflecting pricing).  These metrics are interdependent, since, for example, changes in pricing affect the number of new customers and churn of existing customers.

Information about our targets, even our historical targets, when combined with publicly available historical information about our market behavior, conveys information about management’s view as to the effectiveness of various key levers in achieving revenue and profit maximization in various competitive scenarios as well as more detailed insight into management’s assumptions concerning the efficiency of our marketing and the level of volume it is intended to drive.  Disclosure of our targets also reveals information as to how we have had to modify our planned actions in response to competitive pressures or other external factors, such as changes in the economic environment. This information is of continued relevance — in a mature and saturated market, patterns of market behavior tend to repeat, so that the ability of a market participant to put together information as to a competitor’s historical behavior with data about its historical targets conveys sensitive information of continuing relevance and may allow predictions of future business strategies.  Thus, disclosure of our targets may tend to neutralize the advantage that we gain from not being wholly dependent on regulated wholesale products provided by BT and so able to be more flexible with respect to volume or pricing approaches compared to other operators.

Additionally, information as to our growth and historical pricing targets for a particular year discloses information as to our long range plan that may be of continuing relevance, since our long range plan sets targets for a three year period.

We do not mean to overstate the importance of these additional “pieces to the puzzle”, but nor should we underestimate them.  The level of market concentration in our market is a key element in this analysis.  Further, none of our competitors are required to disclose such information and therefore for us to do so would place us at a competitive disadvantage.

For the foregoing reasons, we believe that disclosure of this information will cause us competitive harm in accordance with the standards set out in Instruction 4 to Item 402(b) of Regulation S-K.

If you have any questions concerning these responses, need further supplementary information, or if you would like to discuss of the matters covered in this letter, please contact Liz Pierson, Associate Counsel, directly at +44 7968 195791.

Sincerely,

Robert Gale
Principal Accounting Officer